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.NGECOMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

MAR 0 1 2006

209

SEC FILE NUMBER
8- 37682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Puglisi & Co.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 9th Floor
(No. and Street)

New York   **NY**   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Puglisi   **(212) 300-2288**
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JAN 0 4 2007

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Jeffrey Puglisi__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Puglisi & Co.__ , as of __December 31__ , 20__05__ , are true and correct. 1 further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Executive Officer
Title

_____
Notary Public

DIANA RIVERA
Notary Public, State of New York
No. 01RI6110607
Qualified in Bronx County
Commission Expires June 2, 20__

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUGLISI & CO.

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Puglisi & Co.

We have audited the accompanying statement of financial condition of Puglisi & Co. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puglisi & Co. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 24, 2006

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PUGLISI & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	593,519
Due from clearing broker		149,286
Securities owned, at market value		147
Other		52,979
	$	**795,931**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and other liabilities	$	52,792
Commissions and payroll taxes payable		237
Total liabilities		53,029

COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)

SHAREHOLDERS' EQUITY (Note 3):

Common stock, $0.01 par value; 1,000 shares authorized; 61.5 shares issued and outstanding	1
Additional paid-in capital	4,316,323
Deficit	(3,573,422)
Total shareholder's equity	742,902
$	**795,931**

The accompanying notes are an integral part of this statement   4

PUGLISI & CO.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE:

Commissions	$	1,456,899
Trading gains, net		839,982
Other income		883,047
Total revenue		3,179,928

EXPENSES:

Commissions, salaries, and related expenses	2,293,430
Clearing fees	328,563
Information services	328,977
Exchange and trading fees	481,199
General and administrative	623,267
Occupancy and equipment costs	3,227,342
Travel and entertainment	113,547
Communications	240,595
Total expenses	7,636,920

NET LOSS	$	**(4,456,992)**

The accompanying notes are an integral part of this statement

PUGLISI & CO.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Deficit	Total Shareholder's Equity
BALANCES, December 31, 2004	$ 1	$ 4,316,323	$ 2,442,821	$ 6,759,145
Capital withdrawals	-	-	(1,559,251)	(1,559,251)
Net loss	-	-	(4,456,992)	(4,456,992)
BALANCES, December 31, 2005	$ 1	$ 4,316,323	$ (3,573,422)	$ 742,902

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,456,992)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	135,114
Abandonment of property and equipment	998,370
Decrease in due from clearing broker	3,553,150
Decrease in securities owned, at market value	872,901
Decrease in other assets	241,981
Decrease in accounts payable and accrued liabilities	(524,155)
Decrease in commissions and payroll taxes payable	(149,962)
Decrease in due to clearing broker	(160,216)
Decrease in securities sold, not yet purchased	(296,677)
Net cash provided by operating activities	213,514
CASH FLOWS FROM INVESTING ACTIVITIES:	
Disposition of fixed assets	1,031
Redemptions of shares of money fund, net	1,258,371
Net cash provided by investing activities	1,259,402
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(1,559,251)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(86,335)
CASH AND CASH EQUIVALENTS, at beginning of year	679,854
CASH AND CASH EQUIVALENTS, at end of year	$ 593,519
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 10,880

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

*NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
            POLICIES*

Puglisi & Co. (the "Company") was incorporated in Delaware on June 25, 1987 and is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking services.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from three to five years. Leasehold improvements are amortized over the life of the related lease.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Securities owned or sold, but not yet purchased by the Company (including common stock, narrow and broad-based indices and futures) are recorded at market value and related changes in market value are reflected in income.

For purposes of cash flows, the Company considers all demand deposits and highly liquid instruments with maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service and by the State of New York. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Franchise Tax, while the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 -   RELATED PARTY TRANSACTIONS

The Company is affiliated with an investment partnership (the "Limited Partnership") managed by the sole owner of the Company. The Company receives normal fees charged for the execution of purchases and sales of securities from the Limited Partnership. For the year ended December 31, 2005, the Company received approximately $ 251,244 as commission income from the Limited Partnership.

NOTE 3 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $675,830 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
AND CONTINGENCIES

In the normal course of business, the Company's customer activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing broker is unable to fulfill its obligations and the Company has to purchase or sell financial instruments at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities and may incur losses if the market value of the securities decreases subsequent to December 31, 2005.

The Company's financial instruments, including cash, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short maturity of those instruments. Securities owned are valued as discussed in Note 1.

SUPPLEMENTARY INFORMATION

PUGLISI & CO.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

CREDIT:

Shareholder's equity	$	742,902

DEBITS:

Non-allowable assets:

Other assets		52,979
Total debits		52,979
Net capital before haircuts on securities positions		689,923
Haircuts on securities positions		14,093

NET CAPITAL   675,830

Minimum requirements of 6-2/3% of aggregate indebtedness of
$53,029 or $100,000, whichever is greatest   100,000

Excess net capital	$	**575,830**

AGGREGATE INDEBTEDNESS:

Accounts payable and other liabilities	$	52,792
Commissions and payroll taxes payable		237

TOTAL AGGREGATE INDEBTEDNESS	$	**53,029**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.08 to 1**

PUGLISI & CO.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2005

Net capital per Company's unaudited Form X-17A-5 Part II Filing	$ 709,371
Adjustments:	
Decrease in non-allowable assets	112,710
Increase in expenses	(146,251)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$ 675,830**



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Puglisi & Co.

In planning and performing our audit of the financial statements and supplementary information of Puglisi & Co. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Puglisi & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Spicer Jeffries is a member of MSI, a network of independent professional firms.

12

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Puglisi & Co. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Puglisi & Co. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 24, 2006

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